Mail Stop 3561

April 1, 2008

Deborah J. Burns
Thornburg Mortgage Securities Corporation
150 Washington Avenue, Suite 302
Santa Fe, New Mexico 87501

> **Re:** **Thornburg Mortgage Securities Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 19, 2008**
> **File No. 333-149044**

Dear Ms. Burns:

We have reviewed your responses to the comments in our letter dated March 2, 2007 and have the following additional comments.

Derivative Instruments, page 77

1. We note your response to our prior comment 2. Your response regarding market value swaps discusses ways in which a market value swap "might" operate and what its "typical" structure will look like. Please expand your disclosure in the registration statement to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions and discuss how these market value swaps will operate. If they are not limited to auctions, please specifically discuss the different types of market value swaps that may be used and tell us why you believe they are consistent with the requirements of Regulation AB.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Deborah J. Burns
Thornburg Mortgage Securities Corporation
April 1, 2008
Page 2

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3412.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: Via Facsimile (202) 775-8586
        Jeffrey R. Johnson, Esq.
        McKee Nelson LLP